82-1456

EMERALD ISLE RESOURCES INC.
59 Nelson Road, Lively, Ontario, Canada, P3Y 1P4
Telephone: (705) 682-0649 Fax: (705) 682-2447



June 27, 2003 03024554 Via First Class Mail

03 JUL 16 AM 7:21

SUPPL

Securities & Exchange Commission
450 – 5th Street Northwest
Washington DC 20549
USA

Technigen Platinum Corp.

Attention: Office of International Corporate Finance
RE: US 12g3-2 (b) Exemption #82-1456

Dear Reader:

Enclose please find Emerald Isle Resources Inc.'s unaudited financial statements for the six months ended April 30, 2003, for your records.

If you have any question, please contact me at the number above.

Thank-you,

V. Tunney

Vickey Tunney
EMERALD ISLE RESOURCES INC.

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

dlw 7/16

82-1456

FORM 51-901F (FORMERLY FORM 61)

QUARTERLY REPORT

INCORPORATED AS PART OF	*Schedules B & C*

ISSUER DETAILS

NAME OF ISSUER	***Emerald Isle Resources Inc.***
ISSUER ADDRESS	*59 Nelson Rd, Lively, Ont., Can., P3Y 1P4*
ISSUER PHONE NUMBER	*705-682-9234*
ISSUER FAX NUMBER	*705-682-2447*
WEBSITE ADDRESS	*None*
CONTACT E-MAIL ADDRESS	*None*
CONTACT PERSON	*D.A. Dupuis*
CONTACT'S POSITION	*Secretary*
CONTACT PHONE NUMBER	*705-682-9234*
FOR QUARTER ENDED	***April 30, 2003***
DATE OF REPORT	*June 30, 2003*

CERTIFICATE

SCHEDULES B&C REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED, AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.



David Croutch	*"David Croutch"*	*June 30, 2003*
NAME OF DIRECTOR	SIGNED	DATE SIGNED
Edward J. Blanchard		*June 30, 2003*
NAME OF DIRECTOR	SIGNED	DATE SIGNED

EMERALD ISLE RESOURCES INC.
BALANCE SHEET
AS AT APRIL 30, 2003
(With comparative figures as at October 31, 2002)

		Apr. 30/03 (unaudited)	Oct 31/02 (audited)
ASSETS			
CURRENT ASSETS			
Cash		$ 11,138	$ 49,914
Accounts receivable		1,641	1,511
Prepaid expenses	*note 4*	7,294	7,294
Investment in marketable securities		47,500	47,500
		67,573	106,219
CAPITAL ASSETS	*notes 1, 2, 4*	195,166	195,166
OTHER ASSETS			
Deferred mineral property expenditures	*notes 1, 2, 3*	651,804	644,030
Mineral property acquisitions	*notes 1, 4, 5*	609,171	608,911
Investment in joint venture	*note 1*	4,222	4,222
Deferred development expenditures	*notes 1, 4, 8*	421,886	421,886
		1,687,083	1,679,049
TOTAL ASSETS		**1,949,822**	**1,980,434**
LIABILITIES			
CURRENT LIABILITIES			
Accounts payable and accrued		75,095	65,205
Long-term debt due within one year	*note 4*	6,667	6,667
		81,762	71,872
LONG-TERM DEBT			
Loan payable	*note 4*	23,333	23,333
Principal payments due within one year		(6,667)	(6,667)
		16,666	16,666
OTHER LIABILITIES			
Advances from related parties	*note 4*	63,549	63,549
Advances from shareholders	*note 4*	7,589	22,367
		71,138	85,916
TOTAL LIABILITIES		**169,566**	**174,454**
SHAREHOLDERS' EQUITY			
CAPITAL STOCK			
Issued and fully paid		3,210,851	3,210,851
RETAINED EARNINGS			
Balance (deficit) - at beginning of year		(1,404,871)	(1,009,818)
Earnings (loss) for the period		(25,724)	(395,053)
Balance (deficit) - at end of period		(1,430,595)	(1,404,871)
TOTAL SHAREHOLDERS' EQUITY		**1,780,256**	**1,805,980**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**$ 1,949,822**	**$ 1,980,434**

Approved on behalf of the Board

Sgd. *"David Croutch"*


Sgd.

82-1456

EMERALD ISLE RESOURCES INC.
STATEMENT OF EARNINGS
FOR THE THREE AND SIX MONTHS ENDED APRIL 30, 2003
(With comparative figures for the three and six months ended April 30, 2002)
(Unaudited)

		Three months ended		Six months ended	
		Apr 30/03	Apr 30/02	Apr 30/03	Apr 30/02
REVENUE	*note 4*	$ 0	$ 0	$ 0	$ 0
EXPENSES	*note 4*				
Wages and employees benefits					
Management fees		7,500	10,500	9,000	18,000
Professional fees		106	2,911	(649)	4,778
Office and administration		2,329	4,473	4,852	10,741
Maintenance and stock exchange		9,385	5,554	10,637	8,188
Interest on long-term debt		389		994	
Corporation/property tax					145
Vehicle and travel					
General exploration				890	
Write off/abandonments					
Total expenses		19,709	23,438	25,724	41,852
EARNINGS (LOSS) FOR THE PERIOD		$ (19,709)	$ (23,438)	$ (25,724)	$ (41,852)
EARNINGS (LOSS) PER SHARE		$ (0.001)	$ (0.002)	$ (0.002)	$ (0.004)

EMERALD ISLE RESOURCES INC.
CASH FLOW STATEMENT
FOR THE THREE AND SIX MONTHS ENDED APRIL 30, 2003
(With comparative figures for the three and six months ended April 30, 2002)
(Unaudited)

	Three months ended		Six months ended	
	Apr 30/03	Apr 30/02	Apr 30/03	Apr 30/02
CASH GENERATED FROM (USED FOR)				
OPERATING ACTIVITIES				
Earnings (loss) for the period	$ (19,709)	$ (23,438)	$ (25,724)	$ (41,852)
Changes in non-cash working capital				
- accounts receivable	(1,191)	(9,538)	(130)	(8,718)
- prepaid expenses		15,507		145
- accounts payable	13,974	(27,384)	9,890	(19,569)
	(6,926)	(44,853)	(15,964)	(69,994)
INVESTMENT ACTIVITIES				
Deferred development expenditures				
Deferred mineral property expenditures	(4,100)	(36,255)	(7,774)	(43,867)
Investment in joint venture				
Investment in marketable securities				
Mineral property acquisitions			(260)	
Capital assets				
	(4,100)	(36,255)	(8,034)	(43,867)
FINANCING ACTIVITIES				
Issuance of capital stock		170,400		174,150
Advances from related parties		(9,109)		(9,109)
Advances from shareholders	(9,058)	(17,737)	(14,778)	1,191
Principal payments on long-term debt				
	(9,058)	143,554	(14,778)	166,232
INCREASE (DECREASE) IN CASH	(20,084)	62,446	(38,776)	52,371
CASH POSITION - at beginning of period	31,222	7,738	49,914	17,813
CASH POSITION - at end of the period	**$ 11,138**	**$ 70,184**	**$ 11,138**	**$ 70,184**

82-1456

EMERALD ISLE RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED APRIL 30, 2003

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Capitalization policy
The amounts shown for mineral property acquisitions and deferred mineral property expenditures represent costs to date and do not necessarily reflect present or future values.

(b) Depreciation and amortization of capital assets
Capital assets are being depreciated on a declining balance basis at the following rates per annum:

Mill building	4%
Culverts	4%
Milling and processing equipment	20%
Mining equipment	20%
Other equipment and furniture	20%
Computer equipment	30%
Vehicles and moveable equipment	30%

One-half of the above rates is charged in the year of acquisition.

(c) Amortization policy
The mineral property acquisitions and deferred mineral property expenditures are to be amortized over the expected productive life of the projects, on a unit of production basis, once production has commenced or charged to expense in the year if the property is abandoned.

(d) Proportionate interest
The company's proportionate one-third interest in the EcoSource Garnet Inc. joint venture is reflected on a line by line basis. EcoSource Garnet, Inc. is engaged in the extraction and milling of garnet in Northern Ontario.

(e) Deferred development costs
The deferred development costs consist of amounts incurred to perform a market analysis for the product offering, to develop customer contacts and to establish/improve the production process at the garnet mill facility under development through the EcoSource Garnet, Inc. joint venture.
These costs are to be deferred until the commencement of commercial production. Upon achieving commercial production levels, the deferred development costs are to be amortized on a straight-line basis at the rate of 20% per annum.

2. CAPITAL ASSETS

The company's proportionate one-third interest in the capital assets, valued at cost less accumulated depreciation and amortization consist of:

	Asset at Cost	July 31, 2002 Accumulated Depreciation	Net
Milling and processing equipment	$ 235,889	$ 175,451	$ 60,438
Mill building	169,748	36,844	132,904
Mining equipment	2,169	1,600	569
Vehicles and moveable equipment	1,713	1,382	331
Other equipment and furniture	1,878	1,369	509
Computer equipment	1,039	917	122
Culverts	444	151	293
Land			
	$ 412,880	$ 217,714	$ 195,166

3. DEFERRED MINERAL PROPERTY EXPENDITURES

The deferred mineral property expenditures consist of:

	Oct. 31/02	Additions	Apr. 30/03
Drilling	$ 251,276		$ 251,276
Stripping and trenching	188,444		188,444
Engineering and drafting	57,119		57,119
Line cutting, sampling and assays	45,465	5,350	50,815
Equipment rental	49,269		49,269
Extraction and crushing	23,015		23,015
Travel, accommodation and supplies	17,567	2,424	19,991
Safety and environmental	15,000		15,000

Road construction	9,212		9,212
Materials shipped to mill	(12,337)		(12,337)
	$ 644,030	$ 7,774	$ 651,804

The deferred mineral property expenditures, allocated between properties, are as follows:

	Oct. 31/02	Additions	April 30/03
Kenty	$ 505,488		$ 505,488
Street (Joint Venture)	133,728		133,728
Glencoe/Judique	1,771	7,774	9,545
St. Stephen	1,452		1,452
Ghost Lake	1,243		1,243
George River	348		348
	$ 644,030	$ 7,774	$ 651,804

Deferred mineral property expenditures totalling $387,687 have been passed on to the shareholders pursuant to three flow through share agreements. The future tax costs to the company, of flowing tax benefits through to investors, have not been recorded in the accounts.

4. INVESTMENT IN JOINT VENTURES

ECOSOURCE GARNET, INC.

The company's proportionate one-third interest in the assets, liabilities, revenue and expenses of the EcoSource Garnet Inc. joint venture are reflected as follows:

		July 31/02
ASSETS		
Prepaid expenses		$ 7,294
Capital assets	*note 2*	195,166
Deferred mineral property acquisitions	*note 5*	216,913
Deferred development expenditures	*note 6*	421,886
Deferred mineral property expenditures	*note 3*	133,728
		$ 974,987
LIABILITIES		
Accounts payable		$ 56,713
Loan payable		23,333
Advances from shareholders		12,149
Advances from related company/party		61,099
		$ 153,294
REVENUE		
Interest earned		$ 0
EXPENSES		
Interest on long-term debt		$ 1,627
Professional fees		500
Utilities		203
		$ 2,330

The company renounced $259,000 in deferred mineral property expenditures pursuant to existing flow through agreements. These renounced expenditures pertain to the company's share of expenditures incurred by the joint venture operating in Street Township. The future tax cost to the company, of flowing tax benefits through to investors, has not been recorded in these financial statements.

1098881 ONTARIO LIMITED

The company entered into a joint venture agreement with 1098881 Ontario Limited regarding sixteen patented mining claims in Swayze and Dore Townships, Ontario. Under the terms of the agreement, 1098881 Ontario Limited has acquired a 70% interest in the property by incurring $627,822 in qualified exploration expenditures.

In addition, 1098881 Ontario Limited must expend $1,000,000 in qualified expenditures before Emerald Isle Resources Inc. is required to contribute its pro rata share of the expenditures. As of the date of this report, no further work program has been conducted on the property.

5. MINERAL PROPERTY ACQUISITIONS

The mineral property acquisitions consist of:

		2003
a)	Kenty Property - Township of Swayze, Ontario Sixteen single-unit patented mining claims were acquired in 1985 for $75,000 cash, issuance of 100,000 shares and proposed issuance of 100,000 shares subject to approval by the regulatory authorities.	$ 386,500
b)	Street Property - Street Township, Ontario Eighteen unpatented mining claims (52 units) have been acquired at a cost of staking of $743 and the issuance of 100,000 shares ($65,000). These 18 claims were transferred to EcoSource Garnet, Inc. on July 30/96. (see note 4) An additional 2 unpatented mining claims (2 units) were acquired in 2000 at the cost of staking.	216,913
c)	St. Stephen - Charlotte, New Brunswick During the period covered in this report, 19 unpatented mining claims, which were acquired in 2001 at the cost of staking, were abandoned.	4,245
d)	Glencoe/Judique - Glendale, Nova Scotia A 50% interest in seventy-seven unpatented mining claims was acquired in 2002, such interest acquired at the cost of staking. During the period covered in this report, sixteen unpatented mining claims were abandoned. Subsequent to the period, an additional twenty-one claims were abandoned.	745
e)	Ghost Lake - New Brunswick Four unpatented mining claims were acquired in 2002 at the cost of staking.	477
f)	George River - Nova Scotia Seventeen unpatented mining claims, acquired in 2002 at the cost of staking were abandoned subsequent to the period covered in this report.	291
		$ 609,171

Unless otherwise noted, the titles to all the mining claims are in good standing.

6. DEFERRED DEVELOPMENT EXPENDITURES

The deferred development expenditures consist of:

	July 31/02	
MILLING OPERATIONS		
Depreciation	$ 217,714	
Consulting	13,887	
Extraction costs of raw materials consumed	14,575	
Wages and employee benefits	32,376	
Equipment repairs and maintenance	9,972	
Utilities	9,469	
Management fees	36,262	
Travel and accommodation	2,288	
Freight costs and brokerage fees	1,245	
Supplies	1,114	
Packaging	465	
Fuel	402	$ 339,769
MARKET DEVELOPMENT		
Wages and consulting fees	37,942	
Travel and accommodations	12,827	
Office and general	11,449	
Advertising	1,516	
Telephone	1,116	
Occupancy cost	$ 44,986	109,836
SALES		(27,719)
NET DEFERRED DEVELOPMENT EXPENDITURES - *note 4*		$ 421,886

Schedule A - Financial Statements

The unaudited financial statements for the six months ended April 30, 2003 are attached.

Schedule B - Supplementary Information

1. The breakdown of deferred exploration expenditures is included in Schedule A.

2. Management and administrative fees of $11,095 and mineral exploration expenditures of $3,092 were paid or owing to a company controlled by a director of Emerald Isle Resources Inc., during the period of this report.

3. (a) There were no shares issued during the period of this report.

   (b) There were no options granted during the period of this report.

4. (a) The company's authorized capital consists of 100,000,000 common shares.

   (b) The company's number and recorded value for shares issued and outstanding is as follows:

	# of Shares	2003
For cash	7,636,347	$1,822,334
Flow-through shares	1,281,540	901,978
For property	1,100,000	481,500
For debt settlement	27,145	10,039
	10,045,032	$3,215,851

   (c) ➢ 469,900 directors' options at $0.15 exercisable on or before June 25, 2004.

   ➢ 75,000 employees' options at $0.15 exercisable on or before October 12, 2003.

   (d) There are 375,000 shares held in escrow.

5. At the date of this report, the directors and officers of the company are as follows:

   Blanchard, Edward J., President & Director
   Croutch, David R., Director
   Dupuis, Debra A., Corporate Secretary
   Helfrick, Edward W., Director
   Smith, Harvey, Director

82-1456

Resource Properties - The mineral properties consist of:

Swayze Township, Ontario - Sixteen single unit patented mining claims, Kenty Property, in the Township of Swayze, District of Sudbury. The company holds a 30% interest in the property.

Street Township, Ontario - Twenty unpatented mining claims were acquired at the cost of staking and the issuance of 100,000 shares ($65,000); the claims were transferred to EcoSource Garnet Inc. Emerald Isle holds a one-third interest in EcoSource Garnet Inc.

Glendale, Nova Scotia - Seventy-seven unpatented mining claims (Glencoe/Judique) in the Glendale District, Nova Scotia. Acquired at the cost of staking; the company holds a 50% interest in the property. During the period covered in this report, sixteen claims were abandoned. Subsequent to the period, an additional 21 claims were abandoned.

George River, Nova Scotia - Seventeen unpatented claims in George River, Nova Scotia; acquired in 2002 at cost of staking. Subsequent to the period covered in this report, these claims were abandoned.

St. Stephen, Charlotte, New Brunswick - Nineteen unpatented claims known as the St. Stephen claims, in Charlotte, New Brunswick, acquired in 2001 at cost of staking, were abandoned during the period of this report.

Ghost Lake, New Brunswick - Four unpatented claims in Ghost Lake, New Brunswick; acquired in 2002 at cost of staking.

Schedule C - Management Discussion

Emerald Isle Resources Inc. is a public company (TSX: EIR) focused on the exploration and development of precious metals and industrial minerals.

The company retains magnesium chloride mining properties in New Brunswick, and is currently exploring a graphite prospect in Nova Scotia. The company still plans to pursue the commercial production of magnesium chloride and calcium chloride, but will focus on property in New Brunswick.

Emerald Isle Resources Inc. holds a one-third interest in EcoSource Garnet, Inc. ("Eco"), the owner of an almandine garnet deposit in Street Township, Ontario. The garnet project requires funds to complete Phase II of the project, which involves boosting the garnet pilot processing plant, constructed during Phase I and not currently in operation, to commercially-feasible production levels, and integrating the production of mica with garnet abrasive production. The project's mission is to provide for sale garnet abrasives for water-jet cutting and sand-blast applications, and ground mica for various industrial applications.

Efforts to raise project funds continue.

During the period covered in this report, the Company abandoned sixteen unpatented mining claims in the Judique District of Nova Scotia, which were acquired in 2002 at the cost of staking.

Subsequent to the period covered in this report, the Company abandoned seventeen unpatented mining claims in George River, Nova Scotia, which were acquired in 2002 at the cost of staking. In addition, the Company abandoned twenty-one unpatented mining claims in the Glencoe District of Nova Scotia, which were also acquired in 2002 at the cost of staking. The Company held a fifty percent interest in the twenty-one claims.

The Company's Annual General Meeting was held on April 28th, 2003. At the meeting, Edward Blanchard, David Croutch, Edward Helfrick, and Harvey Smith were elected to the Board of Directors.

Investor Relations - There were no investor relations arrangements or contracts entered into by the Issuer during the period.